UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Rule 13d-2) (Amendment No. 2)*

eTelecare Global Solutions, Inc.
(Name of Issuer)

Common Shares, PhP2.00 par value
(Title of Class of Securities)

29759R102
(CUSIP Number)

Ayala Corporation Solomon M. Hermosura 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Metro Manila, Philippines 1226 (632) 841-5324
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29759R102

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AYALA CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF (Internally-generated funds)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Philippines
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,529,307 Shares (including both common shares and American Depositary Shares ( “Shares”))
	8.	SHARED VOTING POWER Not Applicable
	9.	SOLE DISPOSITIVE POWER Not Applicable
	10.	SHARED DISPOSITIVE POWER Not Applicable
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,529,307 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.22%
14.	TYPE OF REPORTING PERSON (See Instructions) HC (Control Person)

General

This Amendment No. 2 amends and supplements the statement on Schedule 13D (the “Schedule 13D”), filed with the United States Securities and Exchange Commission (the “Commission”) on May 8, 2007, as amended and supplemented by the Amendment No. 1 (the “Amendment No. 1”) thereto filed with the Commission on November 20, 2007.  Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.  The purpose of this Amendment No. 2 is to report that since the filing of the Amendment No. 1, a material change occurred in the percentage of Shares (as previously defined) beneficially owned by the Reporting Person resulting from the purchases of an aggregate of 1,604,596 Shares, from November 21, 2007 to close of business (5:00 p.m., Manila time) on November 27, 2007.  This Amendment No. 2 further amends Amendment No. 1 to reflect that from November 6, 2007 to close of business (5:00 p.m., Manila time) on November 20, 2007, Ayala Corporation acquired 338,749, as opposed to 369,579, Shares, and beneficially owned 3,924,711 Shares, as opposed to 3,955,541 Shares, representing approximately 13.64%, as opposed to 13.75%, of the Issuer’s outstanding capital.  This Amendment No. 2 further amends Amendment No. 1 to reflect that as of the close of business (5:00 p.m., Manila time) on November 20, 2007 as well as on November 27, 2007, one of the persons named in Schedule A, in his personal capacity, beneficially owns 428,750 options to acquire Shares.

Item 1.  Security and Issuer

No change.

Item 2.  Identity and Background

The name of the person filing this statement is Ayala Corporation.

Ayala Corporation wholly owns Azalea International Venture Partners Ltd. (a British Virgin Islands “BVI” company), and Azalea International Venture Partners, Ltd. in turn wholly owns LiveIt Investments Limited, a BVI company, which, in turn, wholly owns Newbridge International Investment Ltd. (the “Buyer”), also a BVI company.

The principal office of Ayala Corporation is 34th Floor Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226.

The principal offices of Azalea International Venture Partners Ltd., LiveIt Investments Limited and Newbridge International Investment Ltd. are c/o 33rd Floor Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226.

The name, business address, present principal occupation or employment, principal business address and citizenship of each director and executive officer of Ayala Corporation, Newbridge International Investment Ltd., Azalea International Venture Partners Ltd. and LiveIt Investments Limited are set forth in the attached Schedule A.

Ayala Corporation is the holding company of the Ayala group with principal business interests in real estate and hotels, financial services and bancassurance, telecommunications, electronics, information technology and business process outsourcing services, utilities, automotives, international and other sectors.

Azalea International Venture Partners Ltd., LiveIt Investments Limited and Newbridge International Investment Ltd. are offshore investment vehicles utilized by Ayala Corporation for its various investments in the business process outsourcing sector.

During the last five years, none of Ayala Corporation, Azalea International Venture Partner Ltd., LiveIt Investments Limited and Newbridge International Investment Ltd., and to the best of their knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate price for the Shares purchased from November 6, 2007 to close of business (5:00 p.m., Manila time) on November 20, 2007 was US$3.0 million (exclusive of commissions and other fees and based on the Philippine Dealing System exchange rate of PhP43.11:US$1.00 as of close of business (5:00 p.m., Manila time) on November 20, 2007).

The aggregate price for the Shares purchased from November 21, 2007 to close of business (5:00 p.m., Manila time) on November 27, 2007 was US$15.5 million (exclusive of commissions and other fees and based on the Philippine Dealing System exchange rates as of close of business (5:00 p.m., Manila time) on each trade date).  The consideration was paid from Ayala Corporation’s own funds via the chain of ownership mentioned in Item 2 above.

For more details about the above-mentioned Share purchases, please see Item 5 of this Amendment No. 2 and Schedule B attached hereto.

Item 4.  Purpose of Transaction

No change.

Item 5.  Interest in Securities of the Issuer

(a)  Ayala Corporation, through the investment vehicles mentioned in Item 2 above, and for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 5,529,307 Shares, representing approximately 19.22% of the outstanding Shares of the Issuer as of the close of business (5:00 p.m., Manila time) on November 27, 2007.

Except as set forth in this Item 5(a), none of Buyer, and, to the best of its knowledge, any persons named in Schedule A hereto, owns beneficially any Shares, except for Alfredo I. Ayala, who, in his personal capacity, beneficially owns 428,750 options to acquire Shares.  These options were awarded to Mr. Ayala in 2004-2006 as part of his compensation for serving as the Issuer’s Chief Executive Officer.  Ayala Corporation affirmatively disclaims any beneficial ownership interest in the options to acquire Shares held by Mr. Ayala in his personal capacity.

(b)  Ayala Corporation, through the investment vehicles mentioned in Item 2 above, has sole power to vote and to dispose of the 5,529,307 Shares.

(c)  Information concerning transactions in Shares since November 20, 2007 to close of business (5:00 p.m., Manila time) on November 27, 2007 by Ayala Corporation, through the investment vehicles mentioned in Item 2 above, is set forth below and in the attached Schedule B.

In the Amendment No. 1, Ayala Corporation reported that it beneficially owned 3,955,541 Shares, representing approximately 13.75% of the Issuer’s outstanding capital stock.

This Amendment No. 2 amends Amendment No. 1 to reflect that as of close of business (5:00 p.m., Manila time) November 20, 2007, Ayala Corporation owned 3,924,711 Shares, as opposed to 3,955,541 Shares, representing approximately 13.64%, as opposed to 13.75%, of the Issuer’s outstanding capital.  This Amendment No. 2 further amends Amendment No. 1 to reflect that from November 6, 2007 to close of business (5:00 p.m., Manila time) on November 20, 2007, Ayala Corporation acquired 338,749, as opposed to 369,579, Shares.

As of the date of the filing of this Amendment No. 2, the percentage of the Shares beneficially owned by Ayala Corporation has increased to 19.22% as a result of the purchases of an aggregate of 1,604,596 Shares from November 21, 2007 to close of business (5:00 p.m., Manila time) on November 27, 2007.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7.  Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2007
Date

/s/ Solomon M. Hermosura
Signature

Solomon M. Hermosura Managing Director
(Name/Title)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

AYALA CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Ayala Corporation (“Reporting Person”) are set forth below.

Name	Employer & Business Address	Occupation/Position	Citizenship
Jaime Augusto Zobel de Ayala II	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Chairman and CEO; Director	Filipino
Fernando Zobel de Ayala	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	President and COO; Director	Filipino
Mercedita S. Nolledo	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Director and Corporate Secretary	Filipino
Delfin L. Lazaro	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Director	Filipino
Xavier P. Loinaz	c/o Bank of the Philippine Islands 19/F BPI Head Office Ayala Avenue corner Paseo de Roxas, Makati City Philippines 1226	Director	Filipino
Meneleo J. Carlos, Jr.	c/o Resins, Inc. E. Rodriguez Ave., Bgy. Bagong Ilog, Pasig City Philippines	Director	Filipino
Toshifumi Inami	c/o Mitsubishi Corporation 52/F PBCom Tower VA Rufino St., Makati City	Director	Japanese
Rufino Luis T. Manotok	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Senior Managing Director and Chief Finance Officer	Filipino
Ramon G. Opulencia	Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Managing Director and Treasurer	Filipino

Renato O. Marzan	Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Managing Director, General Counsel, Asst. Corporate Secretary and Compliance Officer	Filipino
John Philip S. Orbeta	Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Managing Director	Filipino

DIRECTORS AND EXECUTIVE OFFICERS OF

AZALEA INTERNATIONAL VENTURE PARTNERS LTD.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Azalea International Venture Partners Ltd. are set forth below.

Name	Employer & Business Address	Occupation/ Position	Citizenship
Delfin L. Lazaro	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Director	Filipino
Ricardo N. Jacinto	c/o Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Managing Director	Filipino
Gerardo C. Ablaza, Jr.	c/o Globe Telecom 5/F Globe Telecom Plaza Pioneer cor Madison Sts. Mandaluyong City Philippines	Senior Managing Director	Filipino
Rufino Luis T. Manotok	c/o Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Senior Managing Director and Chief Finance Officer	Filipino
Charles C. Cosgrove	c/o Ayala International Raffles City Tower #320-03 A Singapore	Managing Director	American

DIRECTORS AND EXECUTIVE OFFICERS OF

LIVEIT INVESTMENTS LIMITED

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of LiveIt Investments Limited are set forth below.

Name	Employer & Business Address	Occupation/ Position	Citizenship
Alfredo I. Ayala	Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Managing Director	Filipino
Renato O. Marzan	Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Managing Director	Filipino

DIRECTORS AND EXECUTIVE OFFICERS OF

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Newbridge International Investment Ltd (“Buyer”) are set forth below.

Name	Employer & Business Address	Occupation/ Position	Citizenship
Alfredo I. Ayala	Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Managing Director	Filipino
Renato O. Marzan	Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Managing Director	Filipino

SCHEDULE B

TRANSACTIONS IN SHARES OF THE ISSUER SINCE NOVEMBER 20, 2007

BY AYALA CORPORATION

All of the purchases of Shares set forth below were made by Ayala Corporation (“Reporting Person”) through Newbridge International Investment Ltd. (“Buyer):

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Approximate Price Per Share†	Aggregate Purchase Price (excluding commissions & other costs)

November 22, 2007*	81,340	Indirect	PhP 404.95[1]	PhP 32,938,926[2]

November 23, 2007**	139,264	Indirect	PhP 409.42[3]	PhP 57,016,962[4]

November 23, 2007	536,146	Indirect	US$ 9.21	US$ 4,936,403

November 26, 2007	251,596	Indirect	US$ 10.02	US$ 2,521,898

November 27, 2007*	596,250	Indirect	PhP 430.00[5]	PhP 256,387,500[6]

Total	1,604,596

†	Prices have been rounded off to two decimal places.
*	To close of business (5:00 p.m., Manila time).
**	To close of business (5:00 p.m., Manila time). Net result of a) purchases of 146,484 Shares at PhP410.33/share, and b) sales of 7,220 Shares at PhP427.97/share).
[1]	Approximately US$9.38 based on Philippine Dealing System exchange rate on November 22, 2007 of PhP43.19:US$1.00 as of close of business (5:00 p.m., Manila time).
[2]	Approximately US$762,651.68 based on Philippine Dealing System exchange rate on November 22, 2007 of PhP43.19:US$1.00 as of close of business (5:00 p.m., Manila time).
[3]	Approximately US$9.55 based on Philippine Dealing System exchange rate on November 23, 2007 of PhP42.85:US$1.00 as of close of business (5:00 p.m., Manila time).
[4]	Approximately US$1,330,617.55 based on Philippine Dealing System exchange rate on November 23, 2007 of PhP42.85:US$1.00 as of close of business (5:00 p.m., Manila time).
[5]	Approximately US$10.03 based on Philippine Dealing System exchange rate on November 27, 2007 of PhP42.86:US$1.00 as of close of business (5:00 p.m., Manila time).
[6]	Approximately US$5,981,976.20 based on Philippine Dealing System exchange rate on November 27, 2007 of PhP42.86:US$1.00 as of close of business (5:00 p.m., Manila time).